Filed Pursuant to Rule 433

Registration No. 333-178120

AIR PRODUCTS AND CHEMICALS, INC

FINAL TERM SHEET

September 6, 2012

1.200% Notes Due 2017

Issuer:	Air Products and Chemicals, Inc.

Principal Amount:	$400,000,000

Ratings*:	A2/A (Moody’s/S&P)

Trade Date:	September 6, 2012

Settlement Date (T+5):	September 13, 2012

We expect that the delivery of the notes will be made against payment therefor on or about September 13, 2012, which will be the 5th business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their advisor.

Final Maturity Date:	October 15, 2017

Interest Payment Dates:	Semi-annually on each April 15 and October 15, commencing on April 15, 2013

First Interest Payment Date:	April 15, 2013

Redemption Provisions:	Redeemable at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of Treasury plus 10 bps

Coupon:	1.200%

Re-offer Spread to Benchmark Treasury:	55 bps

Benchmark Treasury, Yield and Price:	0.625% due August 2017, 0.671%, 99-24 3/4

Yield to Maturity:	1.221%

Price to Public:	99.896%

CUSIP/ISIN:	009158AS5 / US009158AS58

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC

Co-managers:	Banca IMI S.p.A., Mizuho Securities USA Inc., Scotia Capital (USA) Inc., SMBC Nikko Capital Markets Limited, UBS Securities LLC, Wells Fargo Securities, LLC

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Merrill Lynch, Pierce, Fenner & Smith Incorporated 1-800-294-1322 (toll free)

Morgan Stanley & Co. LLC 1-866-718-1649 (toll free)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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